82-2911

British Columbia
Tel: (250) 356-6626
Hours: 8:30-4:30

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries
(Monday-Friday)

P.O.Box 9431, Stn Prov Govt
Victoria, B.C. V8W 9V3
Location:
2nd Floor, 940 Blanshard St.
Victoria, B.C. V8W 3E6

NOTICE OF DIRECTORS FOR EXTRAPROVINCIAL COMPANY

Section 305
COMPANY ACT

INSTRUCTIONS

B. CERTIFICATE OF EXTRAPROVINCIAL REGISTRATION NO.
A-41314

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

COPY

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name as shown on the Certificate of Extraprovincial Registration, the Change of Na[redacted]ificate.
3. In Box D, E and F enter the l ... of each of the extraprovincial company's ... d be shown consistently throughout this dc
4. An individual who has ceased ...
5. **Filing Fee: $20.00.** Submit ... order made payable to the Minister of Finance and Corporate Relations or provide the Registry authorization to debit the fee from your BC Online Deposit Account. Please pay in Canadian dollars or in the equivalent amount of U.S. funds.
6. Additional information and forms are available on the internet at http/www.fin.gov.bc/ca.corppg/default.htm

02015888

Freedom of Information and Protection of Privacy Act
The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, P.O. Box 9431, Stn Prov Govt, Victoria, B.C. V8W 9V3

A. FULL NAME OF EXTRAPROVINCIAL COMPANY

CADRE RESOURCES LTD.

SUPPL

02 MAR 15 AM 11:8

C. DATE OF CHANGE

YYYY	MM	DD
2001	12	19

D. Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

E. Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
Pearson	Campbell H.

F. Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
Sandner	Stanley L.	38 Sandner Road, Christina Lake, B.C. V0H 1E0
Chilcott	R. Page	Box 345, 90 Sandner Road, Christina Lake, B.C. V0H 1E0
Römer	Carlos Bacalao	Av. BolivarNorte con Calle 147, Urb. La Alegria, Res. Oasis "A", Apt. 2A, Valencia, Estado Carabobo, Venezuela
Hagler	David R.	3207 Huxley Drive, Augusta, GA 30909

G. CERTIFIED CORRECT -
I have read this form and found it to be correct
Signature of a current Director, Officer or Company Solicitor

DATE SIGNED

YYYY	MM	DD
2002	02	26

FIN 780 Rev. 1999/3/0 (Not Prescribed)

cc: British Columbia Securities Commission, Attn: Statutory Filings
Alberta Securities Commission, (Attn: Continuous Disclosure)
Canadian Venture Exchange, Attn: Records
Securities & Exchange Commission, Division of Corporate Finance
Standard & Poor's, Attn: Library, Corporate Files Manager

dlw 3/19